February 23, 2010

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jesup & Lamont, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Forms 10-Q for the Periods Ended March 31, June 30 and September 30, 2009
Filed May 20, 2009, August 13, 2009, and November 13, 2009
File No. 1-31292

Dear Ms. van Doorn:

This is to submit Jesup & Lamont, Inc.’s (the “Company’s”) responses to the Securities and Exchange Commission (“SEC” or the “Commission”) Comment Letter, dated January 25, 2010, relating to the above-referenced filings.  Our responses follow the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 34

1.
We note your response to our prior comment 2.  Please note that Rule 14a-3 is applicable only to information furnished to security holders and that the separate report of any predecessor accountant is required in Form 10-K filings.  The omission of the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007, the omission of management’s conclusion on the effectiveness of disclosure controls and procedures as of December 31, 2008, and your disclosures in Item 9A that 1) internal control over financial reporting was effective as of December 31, 2008, and 2) there were no changes in your internal control over financial reporting that materially affected your internal control over financial reporting are indicative of ineffective disclosure controls and procedures as of December 31, 2008, as evidenced by your intention to amend your filing to correct such errors.  Under these circumstances, we believe you should revise management’s conclusion on the effectiveness of your disclosure controls and procedures to clarify that your disclosure controls and procedures were ineffective as of December 31, 2008.  This comment also relates to your Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009.  Please provide your proposed disclosure, as applicable.

Response

We understand that Rule 14a-3 is applicable only to information furnished to security holders as opposed to information provided to the Commission in the Company’s Annual Report on Form 10-K but we did not believe that, under the circumstances, the omission of the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007 was so severe as to constitute a material weakness in either internal control over financial reporting or its disclosure controls.  However, in response to the Commission’s comment above, the Company will revise its conclusion with respect to the effectiveness of its internal control over financial reporting and its conclusion about the effectiveness of the Company’s disclosure controls and procedures.  Therefore please find the amended language the Company intends to use for Item 9A for the Form 10-K for the year end as of December 31, 2008.

Item 9A. CONTROLS AND PROCEDURES (Form 10-K)

Management’s Annual Report on Internal Control Over Financial Reporting

In response to the Commission’s comment above the Company will revise the 5th paragraph under this item to state that its internal control over financial reporting was not effective because such internal control failed to identify ineffective disclosure controls concerning the requirement to include the predecessor auditors’ opinion for the financial statements as of and for the fiscal year ended December 31, 2007.  The following revision will be made:

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting as of December 31, 2008.  This material weakness relates to the lack of documentation supporting the authorization and approval of non-recurring journal entries.  The Company is in the process of implementing control procedures that will cure this material weakness in internal control over financial reporting and expects to have effective control procedures in place for the year ended December 31, 2009.

Evaluation of Disclosure Controls and Procedures

The 2nd paragraph under this item will be revised as follows:

Management has assessed the effectiveness of the design and operation of disclosure controls and procedures as of December 31, 2008.  Based on this assessment, management has concluded that the Company’s disclosure controls and procedures were ineffective at the reasonable assurance level as of the end of the period covered by this report.  This relates to the failure to include the predecessor accountants’ opinion on the Company’s financial statements as of December 31, 2007.

Item 4T. Controls and Procedures (Forms 10-Q)

In response to the Commission’s comment above, the Company will revise its disclosures and management’s conclusions about changes to the effectiveness of the Company’s disclosure controls and procedures.  The Company will also revise its responses to Item 4T of the Form 10-Q for each of the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 to 1) more appropriately address the requirements of Items 307 and 308T of Regulation S-K as they relate to quarterly reports, and 2) more consistently address the requirements in the Form 10-Qs for each fiscal quarter.  Therefore please find the amended language the Company intends to use for Item 4T for the Form 10-Qs for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

For the quarter ended March 31, 2009 (June 30 and September 30, 2009):

The Company’s management, with the participation of its principal executive and principal financial officer, performed an evaluation of the effectiveness of its internal control over financial reporting as of the end of the December 31, 2008 fiscal year.  Management's evaluation was made based on the framework in "Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission."

In performing its evaluation of the effectiveness of its internal control over financial reporting, management also evaluated the effectiveness of its disclosure controls and procedures.  Disclosure controls and procedures include, without limitation, controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

As a result of its evaluation management concluded that 1) its internal control over financial reporting was not effective with respect to documentation supporting the authorization and approval of non-recurring journal entries and 2) because its internal control over financial reporting and its disclosure controls were not effective because such internal control failed to identify ineffective disclosure controls concerning the requirement to include the predecessor auditors’ opinion for the financial statements in its Form 10-K as of and for the fiscal year ended December 31, 2007.

Changes in Internal Control over Financial Reporting as of March 31, 2009 (June 30, 2009 and September 30, 2009)

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2009 (June 30, 2009 or September 30, 2009) using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on its assessment reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 management concluded that the Company had material weaknesses in internal control over financial reporting.  One of those material weaknesses relates to the lack of documentation supporting the authorization and approval of non-recurring journal entries.  The Company is in the process of implementing control procedures that will cure this material weakness in internal control over financial reporting and expects to have effective control procedures in place for the year ended December 31, 2009.  The second material weakness relates to the failure to identify ineffective disclosure controls concerning the requirement to include the predecessor auditors’ opinion for the financial statements in its Form 10-K as of and for the fiscal year ended December 31, 2007.  The Company is in the process of determining the type of additional control procedures that will effectively and efficiently cure this material weakness in internal control over financial reporting and expects to have effective control procedures in place for the year ended December 31, 2009.

Evaluation of Disclosure Controls and Procedures as of the March 31, 2009 (June 30, 2009 and September 30, 2009)

As of the end of the period covered by this report, management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”)).  Based upon that evaluation, our chief executive officer and chief financial officer concluded that additional disclosure controls and procedures were necessary to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to our management to allow their timely decisions regarding required disclosure.  The Company is in the process of determining and testing the type of additional control procedures that will effectively and efficiently cure this material weakness in internal control over financial reporting and expects to have effective control procedures in place for the  year ended December 31, 2009.

2.
Please reconcile your proposed disclosure in your response to your response to our prior comment 2 that the material weakness in internal control over financial reporting had been remediated as of June 30, 2009, with your response to our comment 9 in your letter dated September 15, 2009, which states that as of June 30, 2009, you had not completed your testing of procedures put into place to remediate the deficiencies.

Response

In our letter dated December 30, 2009, the Company addressed two issues in response to comment 2 in your letter of November 30, 2009, as follows:

(1)
the omission of the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007, and failure to disclose the material weakness in internal control over financial reporting related to its internal control over financial reporting with respect to documentation supporting the authorization and approval of non-recurring journal entries,

(2)
the failure to disclose the material weakness in internal control over financial reporting related to its internal control over financial reporting with respect to documentation supporting the authorization and approval of non-recurring journal entries,

The responses in our letter of December 30, 2009, addressed those two issues as follows:

(1)	with respect to the omission of the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007, the Company’s response was:

(a)
based on the discussion in SEC Release No. 33-8238, the Company believed that, in this case, disclosure controls are not subsumed by internal control over financial reporting and therefore does not constitute any type of deficiency in internal control over financial reporting (i.e., control deficiency, significant deficiency, or material weakness), and

(b)
with respect to disclosure controls and procedures, the Company did not believe that the omission of the audit opinion noted above, constitutes a deficiency in disclosure controls and procedures that is severe enough to be characterized as a material weakness in disclosure controls and procedures.

(2)
with respect to the failure to disclose the material weakness in internal control over financial reporting related to documentation supporting the authorization and approval of non-recurring journal entries

(a)	in the first paragraph of the Company’s response, labeled as item a, was:

(i)
to respond to comment 4 in your letter of October 5, 2009 to clarify that the term “material deficiency” which we had used was meant to convey that this item is a “material weakness in internal control over financial reporting” as that term is defined in PCAOB Auditing Standard No. 5, and

(ii)	that the Company was taking steps to remediate the weakness by upgrading and improving its documentation procedures.

(b)	in the last paragraph of our letter dated December 30, 2009 our response was to state that the material weakness in internal control over financial reporting had been remediated as of June 30, 2009.

In our letter dated September 15, 2009, the Company responded to comment 9 in your letter of August 5, 2009 concerning the failure to disclose the material weakness in internal control over financial reporting related to documentation supporting the authorization and approval of non-recurring journal entries.  Our response was to state that as of June 30, 2009, we had not completed our testing of procedures put into place to remediate the deficiencies.

The statement, in our letter dated December 30, 2009, that the material weakness in internal control over financial reporting had been remediated as of June 30, 2009 did not convey what was intended.  By stating that the material weakness in internal control over financial reporting had been remediated as of June 30, 2009, the intention was to communicate that procedures had been developed.  However, our September 15, 2009 letter was intended to convey the message that, while remediation procedures had been developed, the Company had not completed testing those remediation procedures.  In response to this comment, the Company has not finished testing the procedures put into place to remediate the deficiencies.  The Company believes that the proposed revisions under comment 1 above will properly address this matter.

Notes to Consolidated Financial Statements, page F-10

Note 7. Intangible Assets, page F-16

3.
We note your response to our prior comment 4.  Please tell us how you determined the appropriate weighting of the results of the discounted cash flow analysis and the guideline public company analysis.  In your response, discuss the extent to which each of these analyses utilized observable and unobservable inputs and the related effect on your conclusion.

Response

In considering the attributes of several generally accepted valuation methods, the independent valuation company concluded the guideline public company analysis and the discounted cash flow analysis provided the best indications of fair value.  In developing its conclusion, the independent valuation company thought that it was most appropriate to give equal weighting to the results of the guideline public company analysis and the discounted cash flow analysis.  A major factor in this decision was the desirability of using a method that is as company-specific as possible as well as a method that produces results based on a wider business environment.  The guideline public company analysis provides greater consideration to the wider business environment since it is based on observable market inputs either at Level 1 or Level 2 of the fair value hierarchy established by SFAS 157 (now ASC 820, Fair Value Measurements and Disclosures), while the discounted cash flow analysis uses inputs that are more company-specific but is based more on less objective, Level 3 inputs.  Thus the resulting valuation produces a blend of the results of a wider business environment and the results of a more company specific valuation.  At the same time, there is a blend of the more objective Level 1 and Level 2 inputs and the more subjective Level 3 inputs.

Level 1 inputs include quoted prices of identical assets in active markets.  Level 2 inputs include quoted prices for similar assets in active markets.  JLSC was the primary operating subsidiary of the Company as of December 31, 2008.  JLSC’s revenue for the fiscal year ended December 31, 2008, represented approximately 65% of the Company’s total revenue.  Therefore, the independent valuation company deemed the market multiples of JLI as a reliable indication of value using Level 1 and Level 2 inputs in accordance with SFAS 157 and the prescribed fair value hierarchy.

The discounted cash flow analysis prepared by the independent valuation company was based on Management’s estimates of JLSC’s future revenue and profitability along with additional risk premiums built into the discount rate.  Management assumptions are typically categorized as Level 3 inputs.  Level 3 inputs are derived from extrapolation or interpolation that cannot be corroborated by observable market data.  In the light of JLSC’s recent historical performance as well as the market and industry conditions that existed as of December 31, 2008, the independent valuation company deemed it pertinent to consider an indication of value based upon Management’s expectations of a recovery.  The independent valuation company engaged in series of discussions with Management regarding the details and rationale of the projections.  After these discussions Management and the independent valuation decided that the Company should use what they believe is a conservative projection which is that JLSC’s revenues would increase to $49 million in fiscal 2010 rather than the original revenue projection of $49 million during fiscal 2009.  The  projections are considered attainable by Management and the independent valuation company, especially when the use of additional risk premiums in the discount rate used to present value future cash flows are considered.

4.
We note your response to prior comment 5 and reissue the comment in part.  In your response you state that the independent valuation company relied on the EV/Sales multiple for JLI as being the best indicator of value in the guideline company method under the market approach.  Please tell us why you utilized a comparative ratio from only JLI rather than using data from all comparable public companies identified in your response.

Response

As stated in our prior response, as a result of your prior comment the independent valuation company prepared an analysis that calculated a mean enterprise value to sales ratio for use in calculating the enterprise value under the guideline company method. Therefore, the data from all comparable/guideline public companies was used in the calculation.  The resulting valuation supports the Company’s contention that there is no impairment.

5.
We note your response to prior comment 6.  You state that JLSC’s pro-forma revenue including the historical revenues of EFG was approximately $35,712,000 during the fiscal year ended December 31, 2008, which we note excludes investment banking revenue and net loss on securities.  Please clarify whether investment banking revenue, net loss on securities and all expenses from operations are included in your JLSC reporting unit and are therefore included in the discounted cash flow analysis, and if not, how you concluded that you have only one reporting unit.

Response

The projections prepared by Management that were provided to the independent valuation company were based on the assumption that there would be no investment banking revenue in 2009 and that the Company would begin generating investment banking revenue from the second quarter of 2010.  Based on a review of Management’s projections, the independent valuation company concluded that the personnel, general and administrative, and occupancy costs associated with the investment banking division were included as early as fiscal 2009 and the compensation associated with the increase in investment banking revenue was included in the projections.  Therefore, the projected revenues and expenses for investment banking and all other items associated with the future operations of JLSC, such as net loss on securities, were incorporated into the discounted cash flow analysis performed by the independent valuation company.

6.
In your letter dated September 15, 2009, you stated in response to prior comment 17 that you have only one operating segment and reporting unit which is your broker dealer unit.  You also cited paragraph 17 of SFAS 131 (ASC 280-10-50-11) in your response which states that two or more operating segments may be aggregated into a single operating segment if the segments meet certain criteria; thus, it appears that you may be aggregating more than one operating segment together under paragraph 17 of SFAS 131 (ASC 280-10-50-11) into a single operating segment.  Please clarify and tell us how you determined how many operating segments you have under paragraph 10 of SFAS 131 (ASC 280-10-50-1) and your basis for aggregation, if applicable.  Furthermore, tell us what consideration you gave to EITF Topic D-101 (paragraph (a) of ASC 350-20-55-9) when determining your reporting units.

Response

The Company’s chief operating decision maker currently views the current operating subsidiary, JLSC, as one operating segment based upon the businesses being connected to each other due to the products offered to customers is consistent.

In addition, in accordance with ASC 280-10-50-11, it is important to understand that prior to Empire Financial Group (“EFG”) withdrawing its membership with FINRA, both JLSC and EFG were in identical businesses and therefore had the same economic characteristics.  JLSC and EFG had identical products and services, revenue producing personnel that offered their clients identical products and both were governed by FINRA under the rules and regulations of the SEC.  Therefore the chief operating decision maker in prior years reviewed and assessed JLI on the basis that it had only one operating segment that consisted of two legal entities.

Lastly, on a year over year basis, the Company identified it has four reporting units of which some of them (retail, investment banking and equity trading) overlapped legal entities in prior years and currently are in the only operating subsidiary, JLSC, currently conducting business.  Therefore these reporting units are aggregated up for financial reporting purposes as one operating segment.

As for the Company’s response to consideration of EITF Topic D-101, the Company has reviewed the requirements and based upon such review believe it has reported its operating segment appropriately.  The Company aggregates its reporting units of retail, fixed income, institutional equity and investment banking business as an aggregate operating segment.  The Company has analyzed its assets allocated to its sole operating segment and all of these reporting units utilize the branch offices throughout the United States.

In conclusion, JLI has properly reported one operating segment under SFAS 131 which under the definitions of SFAS 131 and EITF Topic D-101 is made up of four reporting units.

7.	Please provide us with a comprehensive discussion of the basis for your revenue growth rate estimates in 2010 and subsequent years.

Response

The Company prepared its projections based on a headcount of revenue producing personnel as of December 31, 2008 and the personnel targets provided by reporting unit managers for the year.  The Company has completed a very quick and abrupt shut down of EFG with certain personnel being migrated to JLSC.  Since JLI had lost a significant amount of revenue producing personnel the goal was to re-establish itself in the retail reporting unit and to continue expanding its fixed income and institutional equity reporting units.

Therefore the Company’s revenues did not project a recovery in revenues until the third quarter of 2009, which is why there is a small increase (4.75%) in revenue growth for 2009 versus 2008.  Thereafter, a real revenue growth rate was assumed to be 20% for 2010 and then decreasing by 20% each successive year down to a growth rate of 3.4% for 2018.  In addition, inflation was assumed to be 2.5% for each year based on a December 2008 Livingston Survey.

The growth assumptions used by the Company were based upon macro analysis of the economy which consisted of 1) stabilization in the US stock markets in 2009, 2) the economy recovering from recession in 2010, and 3) the US stock markets become a leader of the global markets recovering.  These macro assumptions therefore will provide a floor for investors to begin to take some level of risk for which reward would be in the increase in stock prices.

The macro analysis for the credit markets used by the Company were 1) easing of credit contraction, 2) housing market hitting a floor in the end of 2009, and 3) the large financial institutions begin to lend again.  These assumptions would provide an opportunity for a firm like JLSC to see revenue growth from secondary market offerings in credit product.

Should you require anything additional or have further comments or questions, I can be reached at (212) 918-0418.

Sincerely,

/s/ Alan Weichselbaum
Alan Weichselbaum
Chief Financial Officer